Filed pursuant to Rule 424(b)(3)
File No. 333-119338

                       October 12, 2007

SUPPLEMENT DATED OCTOBER 12, 2007 TO PROSPECTUS DATED MARCH 6, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND SEPTEMBER PERFORMANCE UPDATE

FUND	SEPTEMBER	2007 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	8.78%	7.06%	$68.8M	$1,244.714
Grant Park Futures Fund Class B Units	8.70%	6.38%	$363.6M	$1,087.628
TRADING ADVISORS	SEPTEMBER	2007 YTD	% of Fund
Rabar Market Research (Div)	12.15%	12.90%	19%
EMC Capital Management (Classic)	10.52%	6.05%	20%
Eckhardt Trading (Higher Leveraged)	13.12%	20.29%	9%
Graham Capital Management (GDP)	3.28%	6.70%	9%
Winton Capital Management (Div)*	6.27%	4.06%	22%
Saxon Investment Corp (Div)**	–	-4.76%	–
Welton Investment Corp (Gl Dir Port)	8.84%	1.72%	18%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES
*Year to date performance of 1.90% through 5/31/2007.  Effective 6/1/2007 the portion of Grant Park’s net assets allocated to Winton Capital Management was reallocated to the Dearborn Select Master Fund SPC – Winton Segregated Portfolio – Class GP.
**Performance through 5/31/2007

The release of the U.S. non-farm payrolls number sent the U.S. dollar lower against most of its foreign counterparts, resulting in gains for the currency sector.  Analysts had estimated that the economy had grown by 110,000 jobs during August but the report showed that 4,000 jobs had actually been lost and that previously released July and June jobs data had been downwardly revised. The news prompted the U.S. Federal Reserve Bank to lower the federal funds rate by 50 basis points, putting further pressure on the dollar, which established all-time lows against the euro and reached parity with the Canadian dollar for the first time in 30 years.

Positions in the soft/agricultural commodities sector were profitable as grain prices rallied throughout the month. Wheat markets provided the bulk of gains as strong demand from India and the Middle East combined with extremely dry conditions in Australian growing regions pushed prices higher.  Soybean prices also gained after the USDA reported that the amount of acreage dedicated to soybean production would probably shrink over the next few years.

The initial payrolls report and the subsequent rate cut by the Federal Reserve benefited long positions in the metals sector as gold prices traded above the $700 level for the first time in 16 months. The precious metal moved closer to the $750 range after the rate cut as investors, worried about the prospects of rising prices, purchased gold as a possible protection against longer term inflation.

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

Long positions in the energy sector gained ground as prices rallied during the month on strong demand from all directions.  The Fed’s decision to cut rates pushed crude oil above $80 for the first time as traders speculated that the rate cut would stimulate the economy and lead to stronger demand.

Gains also came from the stock index sector after the Hong Kong Hang Seng rallied on the news that China’s currency regulator had relaxed investment restrictions, allowing more Chinese citizens to invest in Hong Kong share markets.

Lastly, long positions in the interest rate sector posted gains after the Federal Reserve’s aggressive rate cut sent prices for domestic fixed income instruments higher.  Long positions in the Eurodollar contract posted the largest profits as prices at the short end of the yield curve gained the most ground.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.
Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
            SEPTEMBER 30, 2007

Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $
Trading Income (Loss):
Realized Trading Income (Loss)	898,830	3,209,442	4,736,740	17,700,712
Change in Unrealized Income (Loss)	5,314,462	3,813,329	28,006,665	19,511,100
Brokerage Commissions	(7,098)	(131,627)	(37,405)	(676,222)
Exchange, Clearing Fees and NFA charges	(28,835)	(319,977)	(151,957)	(1,649,654)
Other Trading Costs	(51,120)	(315,555)	(269,396)	(1,631,056)
Change in Accrued Commissions	(934)	20,606	(4,919)	105,541

Net Trading Income (Loss)	6,125,305	6,276,218	32,279,728	33,360,421

Other Income:
Interest, U.S. Obligations	96,459	961,334	508,331	4,951,156
Interest, Other	166,460	1,449,967	877,227	7,488,693

Total Income (Loss)	6,388,224	8,687,519	33,665,286	45,800,270

Expenses:
Incentive Fees to Trading Managers	395,575	955,066	2,084,644	5,044,323
Administrative Fees	14,664	124,426	77,279	641,898
O&O Expenses	11,731	99,541	185,471	1,540,557
Brokerage Expenses	354,876	3,011,101	2,009,265	16,689,371
Illinois Replacement Tax

Total Expenses	776,846	4,190,134	4,356,659	23,916,149

Net Income (Loss)	5,611,378	4,497,385	29,308,627	21,884,121

Statement of Changes in Net Asset Value

Beginning Balance	62,962,638	58,161,220	332,862,412	324,091,775
Additions	971,430	15,098,029	4,063,489	47,452,112
Net Income (Loss)	5,611,378	4,497,386	29,308,627	21,884,121
Redemptions	(707,612)	(8,918,801)	(2,640,099)	(29,833,579)

Balance at SEPTEMBER 30, 2007	68,837,834	68,837,834	363,594,429	363,594,429
Total Units Held at End of The Period		55,304.11620		334,300.31963
Net Asset Value Per Unit		1,244.714		1,087.628
Rate of Return	8.78%	7.06%	8.70%	6.38%

To the best of my knowledge and belief the information
contained herein is accurate and complete.
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP